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                                 April 18, 2006

VIA FACSIMILE AND E-MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Rebekah Toton

     RE:  S1 CORPORATION

          PRELIMINARY PROXY STATEMENT FILED ON APRIL 12, 2006 BY STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD., PARCHE, LLC, RCG AMBROSE MASTER FUND, LTD., RCG HALIFAX FUND, LTD., RAMIUS MASTER FUND, LTD., ADMIRAL ADVISORS, LLC, RAMIUS ADVISORS, LLC, RAMIUS CAPITAL GROUP, L.L.C., C4S & CO., L.L.C., PETER A. COHEN, MORGAN B. STARK, JEFFREY M. SOLOMON, THOMAS W. STRAUSS, BARINGTON COMPANIES EQUITY PARTNERS, L.P., BARINGTON COMPANIES INVESTORS, LLC, BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI), BARINGTON INVESTMENTS, L.P., BARINGTON COMPANIES ADVISORS, LLC, BARINGTON CAPITAL GROUP, L.P., LNA CAPITAL CORP., JAMES MITARONTONDA, ARCADIA PARTNERS, L.P., ARCADIA CAPITAL MANAGEMENT, LLC, RICHARD ROFE, JEFFREY C. SMITH, JEFFREY D. GLIDDEN, WILLIAM J. FOX, AND EDWARD TERINO FILE NO. 000-24931

Dear Ms. Toton:

     On behalf of S1 Corporation (the "Company"), we are writing in connection with the above-referenced proxy statement ("Proxy Statement"). As we discussed on April 14, 2006, we have reviewed the Proxy Statement and would like to share with you the following comments. Unless otherwise defined herein, all capitalized terms used below have the same meaning as in the Proxy Statement.

Ms. Rebekah Toton
April 18, 2006
Page 2


COVER LETTER

1. The cover letter discloses that the Ramius Group is the beneficial owner of 6,639,464 shares of the Company's common stock, representing approximately 9.4% of the Company's outstanding shares. Based on the Schedule 13D's filed by the Ramius Group with the SEC, this figure appears to be a post-record date figure. The Company believes that the use of this figure alone is misleading in that it suggests that the Ramius Group has greater voting power for the annual meeting than other public filings indicate it actually does.

INTRODUCTION - PAGE 2

2. We note the Ramius Group again discloses that they are the beneficial owners of 6,639,464 shares of the Company's common stock, representing approximately 9.4% of the outstanding shares. They also note that 6,490,722 of the shares owned are entitled to vote, but fail to give a corresponding percentage. In order to avoid any potential confusion, the Company believes that with respect to this disclosure, the Ramius Group should only provide the number of shares, and the corresponding percentage, owned as of the record date and for which it has the power to vote.

INTRODUCTION - PAGE 2

3. The Ramius Group discloses that "S1's share price has declined by approximately 77% from January 2, 2002 to March 20, 2006 (decreasing from $18.00 to $4.10). . . ." The Company believes the Ramius Group should at least update the share price data to the record date, if not to a more recent practicable date prior to the printing and mailing of the Proxy Statement, otherwise the comparison is misleading. For example, the closing price of the Company's common stock on March 31, 2006, the record date, was $5.04 - almost 20% higher than the share price selectively reported by the Ramius Group. Although the Ramius Group may claim that the price increase is due to their actions, the Company points to the effectiveness of its plans announced in December 2005 beginning to bear fruit. In any case, it is for the shareholders to decide, and the Ramius Group is seeking to pick arbitrary time frames.

Ms. Rebekah Toton
April 18, 2006
Page 3


INTRODUCTION - PAGES 2-3

4. The Ramius Group states that it "believes management did not allocate appropriate research and development resources necessary to support legacy products, and as a result missed out on the growth opportunities in the core community banking sector." The Ramius Group should not be able to make such statements without also disclosing the basis for its conclusion and how it would have done things differently. Similarly, the Ramius Group states that it "believes that repeated execution issues on the Enterprise side of the business have resulted in missed growth opportunities in the large financial institution sector. . . ." Again, the Ramius Group should specify what it means by "issues"
and be required to disclose the basis for its conclusions and how it would have done things differently. In addition, the Ramius Group states that it is "skeptical as to whether the Company's current strategy can maximize, let alone even create, stockholder value." The Ramius Group should be required to disclose the basis for its conclusion.

INTRODUCTION - PAGE 3

5. The Ramius Group spends considerable time discussing how the Company needs an active and involved board to set strategic and operational priorities, establish more effective financial control and actively monitor management's execution of a business plan that will improve the Company's profitability, and then it goes on to state it "believes the Company ultimately should be sold to a larger organization with greater financial and organizational resources" and that it is "appropriate to aggressively explore a potential sale of the Company." The Company believes that the Ramius Group's disclosures are confusing and misleading. On the one hand, they seem to suggest that they are seeking support of their slate of director candidates and other proposals to improve operations and governance, and on the other hand, they are suggesting an immediate sale of the Company. Moreover, the Ramius Group has repeatedly stated in its other public filings that it is seeking a sale of the Company.(1) Accordingly, the Company believes

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(1)  See e.g., Letter dated March 29, 2006 from Jeffrey C. Smith (Ramius Group)
     to James S. Mahan (S1 Corporation), a copy of which was filed as Exhibit
     99.2 to the Ramius Group's Schedule 13D filed with the SEC on March 30, 2006 ("Therefore, it is our strong recommendation that the Board hire a reputable investment bank and conduct a competitive sale process."); Ramius Group Press Release dated April 6, 2006 and filed with the SEC o April 6, 2006 ("Ramius continues to believe that S1 Corporation's shares are undervalued and that the best way to maximize shareholder value is through the sale of the Company.")

Ms. Rebekah Toton
April 18, 2006
Page 4


that the Ramius Group should not be able to mislead shareholders and suggest its solicitation is for the purpose of improving financial controls, monitoring management's execution and promoting corporate democracy when in fact they appear to be focused on forcing an outright sale of the Company.

INTRODUCTION - PAGE 3

6. The Ramius Groups states that the Company's peers have enjoyed profitability. The Ramius Group needs to disclose who are the "peers" and what is the basis for concluding that the peer group selected is an appropriate peer group. We note that the Ramius Group discloses members of a "peer" group on page 6 of the Proxy Statement.

INTRODUCTION - PAGE 3

7. The Ramius Group states that it does "not believe that management and the S1 Board's high expectations for the success of the Enterprise 3.5 product is adequate justification for the Company to remain a stand-alone entity and delay the exploration of strategic alternatives." The Ramius Group needs to clarify what it means by "delay" and should disclose the basis for concluding that a potential sale of the Company would occur faster than the roll-out of the Enterprise 3.5 and what that difference in time period is.

INTRODUCTION - PAGE 5

8. The Ramius Group states that if shares are held in the name of a brokerage firm, bank or bank nominee, then "only it can vote such [s]hares. . . ." This is not correct. Shareholders may obtain a proxy executed in their favor from the record holder and vote their shares at the meeting. The Ramius Group should revise the disclosure accordingly.

BACKGROUND TO THE SOLICITATION - PAGE 6

9. See Comment 1.

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Ms. Rebekah Toton
April 18, 2006
Page 5


REASONS WHY THE RAMIUS GROUP IS CHALLENGING THE INCUMBENT DIRECTORS - PAGES 6-7

10. See Comment 3.

11. The Ramius Group states that the Company has underperformed its "Broad Competitive Peer Group." The Ramius Group should be required to disclose the basis for concluding the comparison companies disclosed are similar to the Company.(2) The Ramius Group should also disclose whether any of the companies in its peer group have undergone any significant changes during the comparison period or offered any other explanation in their public disclosures for their performance. For example, we note that between 2002 and 2004, Digital Insight Corporation disclosed several management changes, including the appointment of a new chairman, president and chief executive officer and a new chief financial officer, as well as enhancements to its board of directors.

12. The Ramius Group discloses that former Chief Executive Officer, Jamie Ellertson "resigned" and suggests that other key employees defected. The Company wishes to advise the staff that the Company's press release announcing the management change stated that Mr. Mahan was "replacing" Mr. Ellertson and the related Form 8-K refers to Mr. Ellertson's departure as a "termination".(3) The Ramius Group's use of the phrases "resignation" and "defections" are misleading and it should not use such phrases in its Proxy Materials in this context or, in the alternative, disclose its basis for concluding that Mr. Ellertson's departure was a "resignation" and the other departure's were "defections."

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(2)  We note that the Ramius Group discloses that the "Broad Competitive Peer
     Group" consists (with the exception of Open Solutions Inc.) of companies identified by the Company as "competitors" in its Form 10-K filed with the SEC on March 16, 2006. However, companies with whom the Company competes with may not necessarily be "peers" against whom the Company's performance are appropriate to compare to.

(3) See Form 8-K of S1 Corporation filed on July 27, 2005; S1 Corporation Press Release dated July 25, 2005 (filed as Exhibit 99.1 to S1 Corporation's Form 8-K filed on July 27, 2005).

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Ms. Rebekah Toton
April 18, 2006
Page 6


PROXY CARD

13. In the section of the proxy card concerning the voting on proposal 4, the Company believes that this section of the proxy card should make clear that this proposal is conditioned on the approval of proposals 2 and 3. The Company notes that disclosure of this fact is made on the bottom of the proxy card.

                                    * * * * *

     If you have any questions or would like further information concerning the foregoing, please do not hesitate to call me (202-637-8575) or Amit Saluja (212-918-3566). Thank you for your assistance.

                                        Sincerely,


                                        /s/ Stuart G. Stein
                                        ----------------------------------------
                                        Stuart G. Stein